Filed Pursuant to Rule 433

Registration No. 333-200089

Market Linked Securities – Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside, Principal at Risk Securities, Series A Linked to the iShares® MSCI EAFE ETF due April 5, 2019

Term Sheet to the Preliminary Pricing Supplement dated March 4, 2016

Summary of Terms		Investment Description

Issuer	The Bank of Nova Scotia (the “Bank”)

•                   Linked to the iShares® MSCI EAFE ETF

•                   Unlike ordinary debt securities, the Securities do not pay interest or repay a fixed amount of principal at maturity.  Instead, the Securities provide for a payment at maturity that may be greater than, equal to or less than the Principal Amount of the Securities, depending on the performance of the Reference Asset from its Starting Price to its Ending Price.

The payment at maturity will reflect the following terms:

o                 If the value of the Reference Asset increases:

You will receive the Principal Amount plus 175% participation in the upside performance of the Reference Asset, subject to the Capped Value of [$1,300.00-$1,350.00] per $1,000 Principal Amount of the Securities;

o                 If the value of the Reference Asset decreases but the decrease is not more than 15%:

You will be repaid the Principal Amount;

o                 If the value of the Reference Asset decreases by more than 15%:

You will receive less than the Principal Amount and will have 1-to-1 downside exposure to the decrease in the value of the Reference Asset in excess of 15%.

•                   Investors may lose up to 85% of the Principal Amount.

•                   All payments on the Securities are subject to the credit risk of The Bank of Nova Scotia, and you will have no right to any securities tracked by the Reference Asset; if The Bank of Nova Scotia defaults on its obligations, you could lose some or all of your investment.

•                   No periodic interest payments or dividends.

•                   No exchange listing; designed to be held to maturity.

Term	Approximately 3 years
Market Measure	iShares® MSCI EAFE ETF (EFA) (the “Reference Asset” or “Fund”) (Bloomberg ticker symbol “<EFA UP Equity>“)
Pricing Date	Expected to be March 31, 2016
Issue Date	Expected to be April 5, 2016
Principal Amount	$1,000 per Security
Original Offering Price	100% of the Principal Amount of each Security
Redemption Amount at Maturity	See “How the Redemption Amount at Maturity is Calculated” on page 3
Stated Maturity Date	April 5, 2019
Starting Price	The closing price of the Reference Asset on the Pricing Date
Ending Price	The closing price of the Reference Asset on the Calculation Day
Capped Value	[$1,300.00-$1,350.00] per $1,000 Principal Amount of the Securities (the actual amount to be set on the Pricing Date)
Threshold Level	To be determined on the Pricing Date (equal to the Starting Level multiplied by the difference of 100% minus the Threshold Percentage).
Threshold Percentage	15.00%
Participation Rate	175%
Percentage Change

The percentage increase or decrease in the Ending Price from the Starting Price.  The Percentage Change may reflect a positive return (based on any increase in the price of the Reference Asset over the life of the Securities) or a negative return (based on any decrease in the price of the Reference Asset over the life of the Securities).

Calculation Day	March 29, 2019
Calculation Agent	Scotia Capital Inc., an affiliate of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent Discount	Up to 2.75% of which dealers, including Wells Fargo Advisors, LLC (“WFA”), may receive a selling concession of up to 1.25%, and WFA will receive a distribution expense fee of 0.075%
CUSIP/ISIN	064159HL3 / US064159HL37
Underwriters	Scotia Capital (USA) Inc.; Wells Fargo Securities, LLC

If the Securities priced today, the estimated value of the Securities would be between $937.06 and $978.84 per $1,000 Principal Amount.  See “The Bank’s Estimated Value of the Securities” in the pricing supplement.

The Securities have complex features and investing in the Securities involves risks not associated with an investment in conventional debt securities.  See “Selected Risk Considerations” in this term sheet, “Additional Risks” in the pricing supplement, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and “Risk Factors” in the prospectus supplement and prospectus.

This introductory term sheet does not provide all the information that an investor should consider prior to making an investment decision.  This term sheet should be read in conjunction with the pricing supplement, product prospectus supplement, prospectus supplement, and prospectus.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile

The profile to the right is based on a Capped Value of $1,325 per $1,000 Principal Amount of the Securities, a Participation Rate of 175% and a Threshold Percentage of 15% (the Threshold Level equal to 85% of the Starting Price).

This graph has been prepared for purposes of illustration only.  Your actual return will depend on the actual Capped Value and Ending Price and whether you hold your Securities to maturity.

Hypothetical Returns on the Securities

Hypothetical Ending Price	Hypothetical Percentage Change from the hypothetical Starting Price to the hypothetical Ending Price	Hypothetical Redemption Amount at Maturity per Security	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
$110.00	100.00%	$1,325.00	32.50%	9.60%
$82.50	50.00%	$1,325.00	32.50%	9.60%
$71.50	30.00%	$1,325.00	32.50%	9.60%
$66.00	20.00%	$1,325.00	32.50%	9.60%
$60.50	10.00%	$1,175.00	17.50%	5.45%
$57.75	5.00%	$1,087.50	8.75%	2.82%
$55.00(2)	0.00%	$1,000.00	0.00%	0.00%
$52.25	-5.00%	$1,000.00	0.00%	0.00%
$49.50	-10.00%	$1,000.00	0.00%	0.00%
$46.75	-15.00%	$1,000.00	0.00%	0.00%
$44.00	-20.00%	$950.00	-5.00%	-1.70%
$43.45	-21.00%	$940.00	-6.00%	-2.05%
$41.25	-25.00%	$900.00	-10.00%	-3.48%
$27.50	-50.00%	$650.00	-35.00%	-13.86%
$13.75	-75.00%	$400.00	-60.00%	-28.33%
$0.00	-100.00%	$150.00	-85.00%	-54.22%

Each Security has a Principal Amount of $1,000.

(1) The annualized rates of return are calculated on a semi-annual bond equivalent basis with compounding.

(2) The hypothetical Starting Price (the closing price of the Reference Asset on March 1, 2016.)

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive at stated maturity and the resulting pre-tax rates of return will depend on the actual Ending Price and Capped Value.

How the Redemption Amount at Maturity is Calculated

The Redemption Amount at Maturity will be determined as follows:

•                  If the Ending Price is greater than the Starting Price, then the Redemption Amount at Maturity will equal the lesser of:

(a) the Principal Amount + (Principal Amount x Participation Rate x Percentage Change) and (b) the Capped Value

•                  If the Ending Price is less than or equal to the Starting Price, but greater than or equal to the Threshold Level, the Redemption Amount at Maturity will be equal to $1,000

•                  If the Ending Price is less than the Threshold Level, the Redemption Amount at Maturity will be equal to:

Principal Amount + [Principal Amount × (Percentage Change + Threshold Percentage)]

If the Ending Price is less than the Threshold Level, you will receive less, and possibly 85% less, than the Principal Amount of your Securities at maturity.

iShares® MSCI EAFE ETF Daily Closing Prices*

*The graph above sets forth the daily closing prices of the Reference Asset for the period from January 2, 2004 to March 1, 2016.  The closing price on March 1, 2016 was $55.00. The historical performance of the Reference Asset is not an indication of the future performance of the Reference Asset during the term of the Securities. The dotted line represents the hypothetical Threshold Level which is equal to 85% of the closing price on March 1, 2016.

Selected Risk Considerations

The risks set forth below are discussed in detail in “Additional Risks” in the pricing supplement, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and “Risk Factors” in the prospectus supplement and prospectus.  Please review those risk disclosures carefully.

•                  The inclusion of dealer spread and projected profit from hedging in the original offering price is likely to adversely affect secondary market prices.

•                  Risk of Loss at Maturity: Any payment on the Securities at maturity depends on the Percentage Change of the Reference Asset. The Bank will only repay you the full principal amount of your Securities if the Percentage Change is equal to or greater than -15.00%. If the Percentage Change is less than -15.00%, meaning the percentage decline from the Starting Price to the Ending Price is greater than the 15.00% Threshold Percentage, you will receive less than the your initial investment and will have a 1-to-1 downside exposure to the decrease in the value of the Reference Asset in excess of 15.00%.  Accordingly, you may lose up to 85% of your investment in the Securities if the percentage decline from the Starting Price to the Ending Price is greater than 15.00%.

•                  The downside market exposure to the Reference Asset is buffered only at maturity.

•                  Your potential Redemption Amount at Maturity is limited by the Capped Value.

•                  The Bank’s estimated value of the Securities will be lower than the original offering price of the Securities.

•                  The Bank’s estimated value does not represent future values of the Securities and may differ from others’ estimates.

•                  The Bank’s estimated value is not determined by reference to credit spreads for our conventional fixed-rate debt.

•                  The Securities differ from conventional debt securities.

•                  No Interest: The Securities will not bear interest and, accordingly, you will not receive any interest payments on the Securities.

•                  Your investment is subject to the credit risk of The Bank of Nova Scotia.

•                  The Securities are subject to market risk.

•                  An investment in the Securities is subject to risks associated with foreign securities.

•                  The participation rate applies only at maturity.

•                  The Redemption Amount at Maturity is not linked to the price of the Reference Asset at any time other than the Calculation Day.

•                  If the prices of the Reference Asset or the Reference Asset constituent stocks change, the market value of your Securities may not change in the same manner.

•                  Holding the Securities is not the same as holding the Reference Asset constituent stocks.

•                  There is no assurance that the investment view implicit in the Securities will be successful.

•                  The Reference Asset reflects price return only and not total return.

•                  Past performance is not indicative of future performance.

•                  We may sell additional Securities at a different issue price.

•                  The Securities are subject to currency exchange rate risk.

•                  Changes affecting the Reference Asset could have an adverse effect on the value of the Securities.

•                  The Bank cannot control actions by the sponsor of the Fund and the sponsor of the Fund has no obligation to consider your interests.

•                  The Bank cannot control actions by the Investment Advisor of the Reference Asset that may adjust the Reference Asset in a way that could adversely affect the payments on the Securities and their market value, and the Investment Advisor has no obligation to consider your interests.

•                  The Securities may be subject to risks associated with non-U.S. securities markets.

•                  The eurozone financial crisis could negatively impact investors in the Securities.

•                  There are risks associated with the Reference Asset. Although the Reference Asset’s shares are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Reference Asset or that there will be liquidity in the trading market. In addition, the Reference Asset is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. The Reference Asset is also not actively managed and may be affected by a general decline in market segments relating to the underlying index. In addition, the Reference Asset is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agent and depositories.

•                  The Reference Asset and the underlying index are different and the performance of the Reference Asset may not correlate with the performance of the underlying index.

•                  Time zone differences between the cities where the underlying assets of the Reference Asset and the Reference Asset trade may create discrepancies in trading prices.

•                  The price at which the Securities may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.

•                  The Securities lack liquidity.

•                  Hedging activities by the Bank may negatively impact investors in the Securities and cause our respective interests and those of our clients and counterparties to be contrary to those of investors in the Securities.

•                  Market activities by the Bank or the underwriters for their own respective accounts or for their respective clients could negatively impact investors in the Securities.

•                  The Bank, the Underwriters and their respective affiliates regularly provide services to, or otherwise have business relationships with, a broad client base, which has included and may include the issuers of the Reference Asset constituent stocks.

•                  Other investors in the Securities may not have the same interests as you.

•                  The calculation agent can postpone the Calculation Day for the Securities if a market disruption event with respect to the Reference Asset occurs.

•                  There is no affiliation between any constituent stock issuers or the sponsor of the Fund and us, and we are not responsible for any disclosure by any of the other Reference Asset constituent stock issuers or the sponsor of the Fund.

•                  A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession, creating a further incentive for the participating dealer to sell the Securities to you.

•                  Uncertain Tax Treatment: Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your own tax situation. See “Canadian Income Tax Consequences” and “U.S. Federal Income Tax Consequences” in the pricing supplement.

Not suitable for all investors

Investment suitability must be determined individually for each investor.  The Securities described herein are not a suitable investment for all investors.  In particular, no investor should purchase the Securities unless they understand and are able to bear the associated market, liquidity and yield risks.  Unless market conditions and other relevant factors change significantly in your favor, a sale of the Securities prior to maturity is likely to result in sale proceeds that are substantially less than the Principal Amount per note.  The underwriters and their respective affiliates are not obligated to purchase the Securities from you at any time prior to maturity.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Wells Fargo Securities, LLC at 866-346-7732.

Not a research report

This material is not a product of the Bank’s research department.

Consult your tax advisor

Investors should review carefully the pricing supplement and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.